Exhibit 4.4(b)

Notice of Restricted Stock Unit Award Granted Under the
LendingTree, Inc. 2017 Inducement Plan

Important Note: You must login to your account at to accept this Award and obtain other important information concerning this Award, such as a copy of the LendingTree, Inc. 2017 Inducement Plan as the same has been amended and restated from time to time up to the date of this Award (the “2017 Plan”) and the Terms and Conditions for Restricted Stock Unit Awards (the “Terms and Conditions”). Additional copies of these documents are also available on the MyEquity page of the Company intranet or upon request from your Human Resources Department. This Award will not become effective until you login and accept both documents. You acknowledge that you have received copies of the Plan and the Plan’s prospectus.

Award Recipient:

Restricted Stock Unit Award:	Restricted stock units (“RSUs”) granted under the 2017 Plan.

Award Date:

Vesting Schedule:
Subject to your continuous employment with LendingTree, Inc. or its Subsidiaries or Affiliates, your RSUs shall, subject to the provisions of the 2017 Plan and the Terms and Conditions, vest and no longer be subject to any restriction as of the vesting dates and the achievement of any applicable performance goals, as set forth below:

Impact of a Termination of Employment:
Except as otherwise provided in the 2017 Plan or in the Terms and Conditions, or any Individual Agreement, all of your unvested RSUs will be forfeited and canceled without consideration in their entirety upon a Termination of Employment.

Terms and Conditions:
Capitalized terms used (but not defined) in this Award Notice shall have the meanings set forth in the 2017 Plan.

Your RSUs are subject to the Terms and Conditions and to the 2017 Plan. We strongly encourage you to review the Terms and Conditions and the 2017 Plan. These documents will help provide you with a full understanding of your RSU award.

Terms and Conditions for Restricted Stock Unit Award
Overview
These Terms and Conditions apply to the restricted stock units (the “Award”) awarded to you by LendingTree, Inc. (“LendingTree, Inc.” or the “Company”) pursuant to Section 7 of the LendingTree, Inc. 2017 Inducement Plan as the same has been amended and restated from time to time up to the date of this Award (the “2017 Plan”). You were notified of your Award by way of an award notice (the “Award Notice”). All capitalized terms used herein, to the extent not defined, shall have the meaning as set forth in the 2017 Plan.
Continuous Service
In order for RSUs to vest, you must be continuously employed by LendingTree, Inc. or any of its Subsidiaries or Affiliates during the Restriction Period (as defined below) or as otherwise provided in the Vesting section below. Nothing in your Award Notice, these Terms and Conditions, or the 2017 Plan shall confer upon you any right to continue in the employ or service of LendingTree, Inc. or any of its Subsidiaries or Affiliates or interfere in any way with their rights to terminate your employment or service at any time and for any or no reason.

Vesting
Subject to the Award Notice, these Terms and Conditions and the 2017 Plan, the RSUs in respect to your Award, shall vest and no longer be subject to satisfaction of any restriction on the dates and subject to any applicable performance conditions (such period during which restrictions apply is the “Restriction Period”) as follows:
The vesting of your Award is conditioned upon your continuous employment with LendingTree, Inc. or its Subsidiaries or Affiliates through each respective vesting date.
Notwithstanding the foregoing, 100% of your then-outstanding and unvested portion of your Award shall vest upon the occurrence of a Change in Control which occurs during your employment with LendingTree, Inc. (or any Subsidiary or Affiliate). The term “Change in Control” is defined in the 2017 Plan, and includes certain events affecting LendingTree, Inc. (not events only affecting specific businesses of LendingTree, Inc.).
Notwithstanding the foregoing, in the event you experience a Termination of Employment due to your death or Disability, then 100% of your then-outstanding and unvested portion of your Award shall vest upon such Termination of Employment.
[Include any other specific vesting events approved by the Compensation Committee.]
Termination of Employment
Upon the Termination of your Employment with LendingTree, Inc. or any of its Subsidiaries or Affiliates during the Restriction Period for any reason, any unvested portion of this RSU Award shall be forfeited and canceled in its entirety without consideration effective immediately upon such Termination of Employment.
For the avoidance of doubt, transfers of employment among the Company and its Subsidiaries and Affiliates, without any break in service, is not a Termination of Employment.
Settlement
Subject to your satisfaction of the tax obligations described immediately below under “Taxes and Withholding,” as soon as practicable after any RSUs in respect of your Award have vested and are no longer subject to the Restriction Period (but in no event later than two and one-half months after the end of the fiscal year in which the RSUs vest), such RSUs shall be settled. For each RSU settled, LendingTree, Inc. shall issue one Share (or cash equivalent at the Company’s sole discretion) for each RSU that has vested. Notwithstanding the foregoing, LendingTree, Inc. shall be entitled to hold the Shares or cash issuable to you upon settlement of all RSUs that have vested until LendingTree, Inc. or the agent selected by LendingTree, Inc. to administer the 2017 Plan (the “Agent”) has received from you (i) a duly executed Form W-9 or W-8 and (ii) payment for any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such RSUs.
Taxes and Withholding
No later than the date as of which an amount in respect of any RSUs first becomes includable in your gross income for federal, state, local or foreign income or employment or other tax purposes, LendingTree, Inc. or its Subsidiaries and/or Affiliates shall, unless prohibited by law, have the right to deduct any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount due to you, including deducting such amount from the delivery of Shares or cash issued upon settlement of the RSUs that gives rise to the withholding requirement. In the event Shares are deducted to cover tax withholdings, the number of Shares withheld shall generally have a Fair Market Value equal to the aggregate amount of LendingTree, Inc.’s withholding obligation on the date of settlement. If the event that any such deduction and/or withholding is prohibited by law, you shall, prior to or contemporaneously with the settlement of your RSUs, be required to pay to LendingTree, Inc., or make arrangements satisfactory to LendingTree, Inc. regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount.
Non-Transferability of the RSUs
Until such time as your RSUs are ultimately settled, they shall not be transferable by you by means of sale, assignment, exchange, encumbrance, pledge, hedge or otherwise.

No Rights as a Stockholder
Except as otherwise specifically provided in the 2017 Plan, unless and until your RSUs are settled with Shares, you shall not be entitled to any rights of a stockholder with respect to the RSUs (including the right to vote the underlying Shares or receive dividends). Notwithstanding the foregoing, if LendingTree, Inc. declares and pays dividends on the Common Stock during the Restriction Period for particular RSUs in respect of your Award, you will be credited with additional amounts for each RSU underlying such Award equal to the dividend that would have been paid with respect to such RSU as if it had been an actual share of Common Stock, which amount shall remain subject to restrictions (and as determined by the Committee may be reinvested in RSUs or may be held in kind as restricted property) and shall vest concurrently with the vesting of the RSUs upon which such dividend equivalent amounts were paid (and shall be settled at the same time as the underlying RSUs and also subject to satisfaction of tax withholding).
Other Restrictions
The RSUs shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the shares of Common Stock subject or related thereto upon any securities exchange or under any state or federal law, or (ii) the consent or approval of any government regulatory body is necessary or desirable as a condition of, or in connection with, the delivery of shares, then in any such event, the award of RSUs shall not be effective unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.
Conflicts and Interpretation
In the event of any conflict between these Terms and Conditions and the 2017 Plan, the 2017 Plan shall control; provided, that an action or provision that is permissive under the terms of the 2017 Plan, and required under these Terms and Conditions, shall not be deemed a conflict and these Terms and Conditions shall control. In the event of any ambiguity in these Terms and Conditions, or any matters as to which these Terms and Conditions are silent, the 2017 Plan shall govern. In the event of (i) any conflict between the Award Notice (or any information posted on LendingTree, Inc.’s intranet or given to you directly or indirectly through the Agent (including information posted on https://www.benefitaccess.com) and LendingTree, Inc.’s books and records, or (ii) ambiguity in the Award Notice (or any information posted on LendingTree, Inc.’s intranet or given to you directly or indirectly through the Agent (including information posted on https://www.benefitaccess.com), LendingTree, Inc.’s books and records shall control.
Amendment
LendingTree, Inc. may modify, amend or waive the terms of your RSUs, prospectively or retroactively, but no such modification, amendment or waiver shall materially impair your rights without your consent, except as required by applicable law, NASDAQ or stock exchange rules, tax rules or accounting rules.
Data Protection
The acceptance of your RSUs constitutes your authorization of the release from time to time to LendingTree, Inc. or any of its Subsidiaries or Affiliates and to the Agent (together, the “Relevant Companies”) of any and all personal or professional data that is necessary or desirable for the administration of your RSUs and/or the 2017 Plan (the “Relevant Information”). Without limiting the above, this authorization permits your employing company to collect, process, register and transfer to the Relevant Companies all Relevant Information (including any professional and personal data that may be useful or necessary for the purposes of the administration of your RSUs and/or the 2017 Plan and/or to implement or structure any further grants of equity awards (if any)). The acceptance of your RSUs also constitutes your authorization of the transfer of the Relevant Information to any jurisdiction in which LendingTree, Inc., your employing company or the Agent considers appropriate. You shall have access to, and the right to change, the Relevant Information, which will only be used in accordance with applicable law.
Sections 409A, 280G and 4999 of the Code
Your Award is not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and related rules and regulations (“Section 409A”). In no event shall LendingTree, Inc. be required to pay you any “gross-up” or other payment with respect to any taxes or penalties imposed under Section 409A (or Code Section 280G or 4999) with respect to any amounts or benefits paid to you in respect of your Award.

Notification of Changes
Any changes to these Terms and Conditions shall either be posted on LendingTree, Inc.’s intranet or communicated (either directly by LendingTree, Inc. or indirectly through any of its Subsidiaries, Affiliates or the Agent) to you electronically via e-mail (or otherwise in writing) after such change becomes effective.